Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

DREAMWORKS ANIMATION SKG, INC.

DreamWorks Animation SKG, Inc., a Delaware corporation (the “Corporation”), does hereby certify as follows:

1.	The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on July 13, 2004 and the Restated Certificate of Incorporation (the “Restated Certificate”) was filed with the Secretary of State of the State of Delaware on October 25, 2004.

2.	The Restated Certificate is hereby amended by striking out Section 1(a) of Article VI and by substituting the following in lieu thereof:

“SECTION 1. Board of Directors. (a) The business and affairs of the Corporation shall be managed by or under the direction of the Board, the exact number of directors comprising the entire Board to be not less than three nor more than fifteen (subject to any rights of the holders of Preferred Stock to elect additional directors under specified circumstances) as determined from time to time by resolution adopted by affirmative vote of a majority of the entire Board. As used in this Restated Certificate of Incorporation, the term “entire Board” means the total number of directors that the Corporation would have if there were no vacancies or unfilled newly created directorships.”

3.	The Restated Certificate is hereby amended by striking out Section 5(a) of Article VI and by substituting the following in lieu thereof:

“SECTION 5. Composition of Certain Committees of the Board. (a) Until the earlier of the Independence Date (as defined below) and the date that no shares of Class B Stock shall remain outstanding, the nominating and corporate governance committee of the Board shall be composed solely of (i) the director then in office who was designated as the JK Designee under the Stockholder Agreement, (ii) the director then in office who was designated as the DG Designee under the Stockholder Agreement (in each case for so long as the JK Designee and the DG Designee, as applicable, shall be entitled to remain on the Board in accordance with the Stockholder Agreement) and (iii) a director duly appointed by the Board. As used herein, the term “Independence Date” shall mean the date the Corporation, in the opinion of counsel to the Corporation, shall be required by law or the rules of any applicable securities exchange to have a nominating and corporate governance committee comprised solely of “independent directors” as defined by the requirements of law or such securities exchange.”

4.	The foregoing amendments to the Restated Certificate have been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, I, Katherine Kendrick, General Counsel and Secretary of DreamWorks Animation SKG, Inc., have executed this Certificate of Amendment as of the 9th day of June, 2008.

/s/ Katherine Kendrick
Name: Katherine Kendrick
Title: General Counsel and Secretary